UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Brookdale Senior Living Inc.

____________________________________________________________

(Name of Issuer)

Common Stock, par value $0.01 per share

____________________________________________________________

(Title of Class of Securities)

37944Q 10 3

_______________________________________

(CUSIP Number)

Randal A. Nardone

Chief Operating Officer

c/o Fortress Investment Group LLC

1345 Avenue of the Americas

New York, New York 10105

(212) 798-6100

_____________________________________________________________________________________________

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

COPY TO:
Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036
(212) 735-3000

January 4, 2008

_____________________________________________________________

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 2 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FRIT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -7,400,000-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -7,400,000-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -7,400,000-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.3% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 3 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Registered Investment Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -9,102,708-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -9,102,708-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -9,102,708-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IV

* 7,400,000 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FRIT Holdings LLC

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 4 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -9,102,708-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -9,102,708-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -9,102,708-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 5 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -9,102,708-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -9,102,708-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -9,102,708-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of Fortress Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 6 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIT-ALT Investor LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -13,228,000-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -13,228,000-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -13,228,000-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 13.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 7 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIT Holdings LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -33,228,000-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -33,228,000-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -33,228,000-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* 13,228,000 shares solely in its capacity as the holder of all issued and outstanding shares of beneficial interest of FIT-ALT Investor LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 8 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Trust II
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -33,228,000-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -33,228,000-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -33,228,000-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IV

* Solely in its capacity as the holder of all issued and outstanding shares of beneficial ownership of FIT Holdings LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 9 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Fund II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -33,228,000-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -33,228,000-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -33,228,000-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 10 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Fund MM II LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -33,228,000-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -33,228,000-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -33,228,000-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.7% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the managing member of Fortress Investment Fund II LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 11 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON RIC Coinvestment Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -17,600,867-
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -17,600,867-
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -17,600,867-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 17.3% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IV

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 12 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG Advisors LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -18,427,159-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -18,427,159-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -18,427,159-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.1% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) IA

* 17,600,867 shares solely in its capacity as the investment advisor of RIC Coinvestment Fund LP and 826,292 shares solely in its capacity as the investment advisor of Fortress Brookdale Investment Fund LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 13 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -61,007,867-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -61,007,867-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -61,007,867-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* 18,427,159 shares solely in its capacity as the holder of all of the issued and outstanding shares of beneficial interest of FIG Advisors LLC; 9,102,708 shares solely in its capacity as the managing member of Fortress Fund MM LLC; 33,228,000 shares solely in its capacity as the managing member of Fortress Fund MM II LLC; 125,000 shares solely in its capacity as the managing member of Drawbridge Special Opportunities Advisors LLC; and 125,000 shares solely in its capacity as the managing member of Drawbridge Global Macro Advisors LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 14 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Operating Entity I LP (formerly known as Fortress Investment Holdings LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -61,007,867-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -61,007,867-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -61,007,867-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as holder of all of the issued and outstanding shares of beneficial interest of FIG LLC.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 15 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON FIG Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -61,007,867-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -61,007,867-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -61,007,867-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as the general partner of Fortress Operating Entity I LP.

SCHEDULE 13D

CUSIP No. 37944Q 10 3	Page 16 of 19 Pages

1		NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Fortress Investment Group LLC (formerly known as Fortress Investment Group Holdings LLC)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) Not applicable
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER -61,007,867-*
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER -61,007,867-*
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -61,007,867-
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 60.0% (based on 101,615,992 shares of common stock outstanding as of November 5, 2007)
14		TYPE OF REPORTING PERSON (See Instructions) OO

* Solely in its capacity as holder of all of the issued and outstanding shares of beneficial interest of FIG Corp.

This Amendment No. 1 (this “Amendment”) to the Schedule 13D filed by the Reporting Persons on July 25, 2006 (the “Original Schedule 13D”) is being filed to reflect the repayment of the Credit Agreements and the entry by FIT Holdings LLC into a new loan agreement. This transaction is more fully described under Item 6. Unless otherwise defined in this Amendment, terms defined in the Original Schedule 13D have the same meanings in this Amendment.

Item 2.	Identity and Background

The first three paragraphs of Item 2 of the Original Schedule 13D are amended and restated in their entirety to read as follows:

(a), (b), (c) and (f). This Statement is being filed jointly by FRIT Holdings LLC (“FRITH”), Fortress Registered Investment Trust (“FRIT”), Fortress Investment Fund LLC (“FIF”), Fortress Fund MM LLC (“Fund MM”), FIT-ALT Investor LLC (“FIT-ALT”), FIT Holdings LLC (“FITH”), Fortress Investment Trust II (“FIT II”), Fortress Investment Fund II LLC (“FIF II”), Fortress Fund MM II LLC (“Fund MM II”), RIC Coinvestment Fund LP (“RIC”), FIG Advisors LLC (“FIGA”), FIG LLC (“FIG”), Fortress Operating Entity I LP (“FOE I”), FIG Corp. and Fortress Investment Group LLC (“Fortress”), pursuant to a joint filing agreement attached hereto as Exhibit 99.1. FRIT, FIF, Fund MM, FIT-ALT, FIT II, FIF II and Fund MM II, together with FIG and FOE, are collectively referred to herein as the “Existing Reporting Persons.” RIC, together with FIGA, FIG and FOE, are collectively referred to herein as the “RIC Reporting Persons.” FRITH, FITH and Fortress Brookdale Investment Fund LLC (“FBIF”), together with FRIT, FIF, Fund MM, FIT II, FIF II Fund MM II, FIGA, FIG and FOE are collectively referred to herein as the “June Transfer Reporting Persons”. The Existing Reporting Persons, the RIC Reporting Persons, the June Transfer Reporting Persons, FIG Corp. and Fortress are collectively referred to herein as the “Reporting Persons.” The business address of each of the Reporting Persons is 1345 Avenue of the Americas, 46th Floor, New York, New York 10105. The principal business of each Reporting Person is securities real estate-related investments. Set forth in Amended and Restated Annex A attached hereto is a listing of the directors and executive officers of each of Fortress, FIG Corp., FIG, FIF II and Fund MM II, the directors of RIC, the managers and members of FRITH, FIF, FITH, Fund MM, FIT-ALT, FIGA, and FOE, and the trustees and executive officers of FRIT and FIT II (collectively, the “Covered Persons”), and the business address and present principal occupation or employment of each of the Covered Persons, and is incorporated herein by reference. Each of the Covered Persons is a United States citizen.

Item 4.	Purpose of Transaction

The second paragraph under the section entitled “Shares Held By Existing Reporting Persons and June Transfer Reporting Persons” in Item 4 of the Original Schedule 13D is amended by (i) replacing the word “FITH” where it appears therein with the word “FRITH” and (ii) replacing the word “FRITH” where it appears therein with the word “FITH.”

Item 5.	Interest in Securities of the Issuer

The first four paragraphs of Item 5 of the Original Schedule 13D are amended and restated in their entirety to read as follows:

(a) and (b). For the reasons set forth below, each of FRIT, FIF, Fund MM, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 7,400,000 shares held directly by FRITH and each of FIF, Fund MM, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 1,702,708 shares held directly by FRIT. Each of FIF, Fund MM, FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FRIT has the ability to direct the management of FRITH’s business and affairs as the holder of all of the issued and outstanding shares of beneficial interest of FRITH; (ii) FIF has the ability to direct the management of FRIT’s business and affairs as the holder of all issued and outstanding shares of beneficial interest of FRIT; (iii) Fund MM has the ability to direct the management of FIF’s business and affairs as the managing member of FIF; (iv) FIG has the ability to direct the management of Fund MM’s business and affairs as the managing member of Fund MM; (v) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (vi) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (vii) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

For the reasons set forth below, each of FITH, FIT II, FIF II, Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 13,228,000 shares held directly by FIT-ALT and each of FIT II, FIF II, Fund MM II, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 20,000,000 shares held directly by FITH. Each of FIF II, Fund MM II, FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FITH has the ability to direct the management of FIT-ALT’s business and affairs as the holder of all issued and outstanding shares of FITH; (ii) FIT II has the ability to direct the management of FITH’s business and affairs as the holder of all issued and outstanding shares of beneficial interest of FITH; (iii) FIF II has the ability to direct the management of FIT II’s business and affairs as the holder of a majority of the issued and outstanding shares of beneficial interest of FIT II; (iv) Fund MM II has the ability to direct the management of FIF II’s business and affairs as the managing member of FIF II; (v) FIG has the ability to direct the management of Fund MM II’s business and affairs as the managing member of Fund MM II; (vi) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (vii) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (viii) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

For the reasons set forth below, each of FIGA, FIG, FOE, FIG Corp. and Fortress may be deemed to beneficially own the 17,600,867 shares held directly by RIC (the “Reported Shares”). Each of FIGA, FIG, FOE, FIG Corp. and Fortress does not directly own any securities of the Issuer. However, (i) FIGA has the ability to direct the management of RIC’s business and affairs as the investment advisor of RIC; (ii) FIG has the ability to direct the management of FIGA’s business and affairs as the holder of all issued and outstanding shares of beneficial interest of FIGA; (iii) FOE has the ability to direct the management of FIG’s business and affairs as the sole member of FIG; (iv) FIG Corp. has the ability to direct the management of FOE’s business and affairs as the general partner of FOE; and (v) Fortress has the ability to direct the management of FIG Corp.’s business and affairs as the owner of all issued and outstanding shares of FIG Corp.

As a result of the acquisition of the Reported Shares, FIG, FOE, FIG Corp. and Fortress, through their beneficial ownership of 61,007,867 shares, collectively control approximately 60.0% of the outstanding voting capital stock of the Issuer. Wesley R. Edens, one of the Covered Persons, directly owns 279,500 shares of the Issuer’s Common Stock. The Reporting Persons have been advised that each of the Covered Persons disclaims beneficial ownership of the shares of the Issuer’s Common Stock from time to time owned directly or otherwise beneficially by such Reporting Persons.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The section entitled “Credit Agreements” in Item 6 of the Original Schedule 13D is recaptioned “Loan Agreement” and the first three paragraphs thereunder are amended and restated in their entirety to read as follows:

On December 28, 2007, FIT Holdings LLC (“Borrower”) entered into a loan agreement (the “Loan Agreement”) with Goldman Sachs Bank USA, as agent, Goldman, Sachs & Co., as collateral agent (the “Collateral Agent”) and the lenders party thereto (the “Lenders”). Pursuant to the Loan Agreement, Borrower has received a loan of approximately $250 million from the Lenders, and this amount has been secured by, among other things, a pledge by Borrower and its wholly-owned subsidiary, FIT-ALT Investor LLC (“Subsidiary”), of a total of 33,228,000 shares of Common Stock owned by Borrower and Subsidiary. The 33,228,000 shares of Common Stock represent approximately 32.7% of the Issuer’s issued and outstanding Common Stock as of the date hereof.

The Loan Agreement contains customary default provisions and also requires cash collateralization of a portion of the borrowings by Borrower in the event the trading price of the Common Stock decreases below certain specified levels. In the event of a default under the Loan Agreement by Borrower, the Collateral Agent may foreclose upon any and all shares of Common Stock pledged to it and may seek recourse against Borrower and Subsidiary. Borrower has agreed in the Loan Agreement that if a shelf registration statement is not effective and usable for resales of any portion of the pledged Common Stock by the Lenders as of or any time after January 4, 2008, Borrower will prepay a related portion of the borrowings.

The Issuer is not a party to the Loan Agreement and has no obligations thereunder.

Item 7.	Material to be Filed as Exhibits

Exhibit	Description
99.1

Joint Filing Agreement, dated January 4, 2008, by and among FRIT Holdings LLC, Fortress Registered Investment Trust, Fortress Investment Fund LLC, Fortress Fund MM LLC, FIT-ALT Investor LLC, FIT Holdings LLC, Fortress Investment Trust II, Fortress Investment Fund II LLC, Fortress Fund MM II LLC, RIC Coinvestment Fund LP, FIG Advisors LLC, FIG LLC, Fortress Operating Entity II LP, FIG Corp. and Fortress Investment Group LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FRIT HOLDINGS LLC
By:	Fortress Registered Investment Trust, a Delaware business trust, as Managing Member
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS REGISTERED INVESTMENT TRUST
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS INVESTMENT FUND LLC
By:	Fortress Fund MM LLC, a Delaware limited liability company, as Managing Member
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS FUND MM LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FIT-ALT INVESTOR LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FIT HOLDINGS LLC
By:	Fortress Investment Trust II, as Managing Member
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS INVESTMENT TRUST II
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS INVESTMENT FUND II LLC
By:	Fortress Fund MM II LLC, as Managing Member
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS FUND MM II LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

RIC COINVESTMENT FUND LP
By:	RIC Coinvestment GP LLC, its general partner
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer and Secretary

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FIG ADVISORS LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer of FIG LLC, managing member of FIG Advisors LLC

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FIG LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone its Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS OPERATING ENTITY I LP
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer of FIG Corp. general partner of Fortress Operating Entity I LP

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FIG CORP.
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 4, 2008

FORTRESS INVESTMENT GROUP LLC
By:	/s/ Randal A. Nardone
Randal A. Nardone as Chief Operating Officer

AMENDED AND RESTATED ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT GROUP LLC

The name and principal occupation of each of the directors and executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. Unless indicated otherwise below, the principal business address of each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC
Fredric B. Garonzik	Advisory Director to the Asian Special Opportunities Fund at Goldman, Sachs. Goldman, Sachs’ address is 85 Broad Street, New York, NY 10004.
Richard N. Haass	President of the Council on Foreign Relations. The Council on Foreign Relations’ address is The Harold Pratt House, 58 East 68th Street, New York, NY 10021.
Douglas L. Jacobs	Director of ACA Capital Holdings, Inc. ACA Capital Holdings, Inc.’s address is 140 Broadway, New York, NY 10005.
Daniel H. Mudd	President and Chief Executive Officer of Fannie Mae. Fannie Mae’s address is 3900 Wisconsin Avenue, NW, Washington, DC 20016.
Howard Rubin

Director of Capstead Mortgage Corporation, Deerfield Triarc Capital Corp. and GateHouse Media. Capstead Mortgage Corporation’s address is 8401 North Central Expressway, Suite 800, Dallas, TX 75225. Deerfield Triarc Capital Corp.’s address is 6250 N. River Road, 9th Floor, Rosemont, IL 60018. GateHouse Media’s address is 350 Willowbrook Office Park, Fairport, NY 14450.

Takumi Shibata

Chief Executive Officer of the Asset Management Division of Nomura Holdings, Inc. Nomura Holdings, Inc.’s address is 9-1, Nihonbashi 1-chome, Chuo-ku, TKY 103-8645, Japan. Mr. Shibata is a citizen of Japan.

DIRECTORS AND EXECUTIVE OFFICERS OF FIG CORP.

The name and principal occupation of the directors and each of the executive officers of FIG Corp., the general partner of Fortress Operating Entity I LP, are listed below. The principal business address of each of the directors and executive officers of FIG Corp. is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

GENERAL PARTNER OF FORTRESS OPERATING ENTITY I LP

The name of the general partner of Fortress Operating Entity I LP, the holder of all issued and outstanding shares of beneficial interest of FIG LLC, is FIG Corp. The name and principal occupation of the directors and each of the executive officers of Fortress Investment Group LLC, the holder of all of the issued and outstanding shares of FIG Corp., are listed below. The principal business address of the general partner of Fortress Operating Entity I LP and each of the directors and executive officers of Fortress Investment Group LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

DIRECTORS AND EXECUTIVE OFFICERS OF FIG LLC

The name and principal occupation of the director and each of the executive officers of FIG LLC, the holder of all issued and outstanding shares of beneficial interest of FIG Advisors LLC, the managing member of Fortress Fund MM LLC, the managing member of Fortress Fund MM II LLC, the managing member of Drawbridge Special Opportunities Advisors LLC and the managing member of Drawbridge Global Macro Advisors LLC, are listed below. The principal business address of each of the directors and executive officers of FIG LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Peter L. Briger, Jr.	Co-President and Director of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Michael E. Novogratz	Co-President and Director of Fortress Investment Group LLC
Daniel N. Bass	Chief Financial Officer of Fortress Investment Group LLC
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FORTRESS INVESTMENT FUND II LLC

The name and principal occupation of each of the executive officers of Fortress Investment Fund II LLC, the holder of a majority of the issued and outstanding shares of beneficial interest of Fortress Investment Trust II, are listed below. The principal business address of each of the executive officers of Fortress Investment Fund II LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

EXECUTIVE OFFICERS OF FORTRESS FUND MM II LLC

The name and principal occupation of each of the executive officers of Fortress Fund MM II LLC, the managing member of Fortress Investment Fund II LLC, are listed below. The principal business address of each of the executive officers of Fortress Fund MM II LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

DIRECTORS OF RIC COINVESTMENT FUND LP

The name and principal occupation of each of the directors of RIC Coinvestment Fund LP are listed below.

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC	Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105
John Sites	Consultant, Wexford Capital	411 W Putnam Ave # 125 Greenwich, CT 06830
Doug Gorence	Chief Investment Officer for the University of Minnesota Foundation Investment Advisors	DuPont Pension Fund Investment One Righter Pkwy Suite 3200 Wilmington, DE 19803

MANAGERS AND MEMBERS OF FORTRESS INVESTMENT FUND LLC

The name and principal occupation of each of the managers and members of Fortress Investment Fund LLC, the holder of all of the issued and outstanding shares of beneficial interest of Fortress Registered Investment Trust, are listed below. The principal business address of each of the managers and members officers of Fortress Investment Fund LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FIT HOLDINGS LLC

The name and principal occupation of each of the executive officers of FIT Holdings LLC, the sole member of FIT-ALT Investor LLC, are listed below. The principal business address of each of the managers and members officers of FIT Holdings LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

EXECUTIVE OFFICERS OF FRIT HOLDINGS LLC

The name and principal occupation of each of the executive officers of FRIT Holdings LLC are listed below. The principal business address of each of the managers and members officers of FRIT Holdings LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

MANAGERS AND MEMBERS OF FORTRESS FUND MM LLC

The name and principal occupation of each of the managers and members of Fortress Fund MM LLC, the managing member of Fortress Investment Fund LLC, are listed below. The principal business address of each of the managers and members officers of Fortress Fund MM LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
David Brooks	Secretary, Vice President and General Counsel of Fortress Investment Group LLC

EXECUTIVE OFFICERS OF FIT-ALT INVESTOR LLC

The name and principal occupation of each of the executive officers of FIT-ALT Investor LLC are listed below. The principal business address of each of the managers and members officers of FIT-ALT Investor LLC is 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
William Doniger	Managing Director of FIG LLC

MANAGERS AND MEMBERS OF FIG ADVISORS LLC

The name and principal occupation of each of the managers and members of FIG Advisors LLC, the investment advisor of Fortress Pinnacle Investment Fund LLC, are listed below. The principal business address of each of the managers and members officers of FIG Advisors LLC is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds

TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS REGISTERED INVESTMENT TRUST

The name and principal occupation of each of the trustees and executive officers of Fortress Registered Investment Trust, the sole member of FRIT Holdings LLC, are listed below. The principal business address of each of the executive officers of Fortress Registered Investment Trust is c/o Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Trustees

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC	Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105
Carmen Gigliotti	Senior Portfolio Manager, DuPont Pension Fund Investment	DuPont One Righter Pkwy Suite 3200 Wilmington, DE 19803
Amy Diamond	Manager, Private Investments, Northwestern University	Northwestern University 1800 Sherman Ave, Suite 400, Evanston, Il 60201
Doug Gorence	Chief Investment Officer for the University of Minnesota Foundation Investment Advisors	DuPont Pension Fund Investment One Righter Pkwy Suite 3200 Wilmington, DE 19803
Marcia Haydel	Portfolio Manager, General Motors Investment Management Corporation	2 Pickwick Plaza Suite 310 Greenwich, CT 06830
Gary Holt	Investment Officer, Washington State Investment Board	Washington State Investment Board 2100 Evergreen Park Drive SW Olympia, WA 98504
John Sites	Consultant, Wexford Capital	411 W Putnam Ave # 125 Greenwich, CT 06830
Mark Barnard	Director - Private Investments, Howard Hughes Medical Institute	Howard Hughes Medical Institute 4000 Jones Bridge Road Chevy Chase, MD 20815-6789
Rob Gidel	Managing Partner, Liberty Partners	7380 Sand Lake Road Suite 500 Orlando, FL 32819

Executive Officers

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
Allison Thrush	Managing Director of FIG LLC

TRUSTEES AND EXECUTIVE OFFICERS OF FORTRESS INVESTMENT TRUST II

The name and principal occupation of each of the trustees and executive officers of Fortress Investment Trust II, the holder of all issued and outstanding shares of beneficial interest of FIT Holdings LLC, are listed below. The principal business address of each of the executive officers of Fortress Investment Trust II is c/o Fortress Investment Group LLC, 1345 Avenue of the Americas, 46th Floor, New York, NY 10105.

Trustees

NAME	PRINCIPAL OCCUPATION	PRINCIPAL BUSINESS ADDRESS
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC	Fortress Investment Group LLC 1345 Avenue of the Americas, 46th Floor New York, NY 10105
Carmen Gigliotti	Senior Portfolio Manager, DuPont Pension Fund Investment	DuPont One Righter Pkwy Suite 3200 Wilmington, DE 19803
Amy Diamond	Manager, Private Investments, Northwestern University	Northwestern University 1800 Sherman Ave, Suite 400 Evanston, IL 60201
Doug Gorence	Chief Investment Officer for the University of Minnesota Foundation Investment Advisors	DuPont Pension Fund Investment One Righter Pkwy Suite 3200 Wilmington, DE 19803
Dean Takahashi	Senior Director, Yale University	55 Whitney Avenue, New Haven, CT
Gary Holt	Investment Officer, Washington State Investment Board	Washington State Investment Board 2100 Evergreen Park Drive SW Olympia, WA 98504
John Sites	Consultant, Wexford Capital	411 W Putnam Ave # 125 Greenwich, CT 06830
Mark Barnard	Director – Private Investments, Howard Hughes Medical Institute	Howard Hughes Medical Institute 4000 Jones Bridge Road Chevy Chase, MD 20815-6789
Mike Dire	Director, California State Teachers’ Retirement System	7667 Folsom Blvd, Suite 250 Sacramento, CA 95826
Ron Schmitz	Chief Investment Officer, Oregon State Treasury	100 Labor & Industries Bldg. 350 Winter St., NE Salem, OR 97301-3896
Rob Gidel	Managing Partner, Liberty Partners	7380 Sand Lake Road Suite 500 Orlando, FL 32819

Executive Officers

NAME	PRINCIPAL OCCUPATION
Wesley R. Edens	Chairman of the Board of Directors and Chief Executive Officer of Fortress Investment Group LLC
Robert I. Kauffman	President-Europe and Director of Fortress Investment Group LLC
Randal A. Nardone	Chief Operating Officer and Director of Fortress Investment Group LLC
Kevin Naughton	Chief Financial Officer of Fortress Investment Group LLC Private Equity Funds
Allison Thrush	Managing Director of FIG LLC